Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME (LOSS) PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Net income (loss)	$40,909	$(65,914)	$(46,182)	$(204,038)
Preferred Stock dividend requirements	(17,847)	(17,896)	(53,153)	(53,104)

Net income (loss) attributable to common stockholders	$23,062	$(83,810)	$(99,335)	$(257,142)

Weighted average number of common shares outstanding	11,700,473	11,188,297	11,700,473	11,188,297

Net income (loss) per common share	$—	$—	$(0.01)	$(0.02)